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CLIENT/MATTER NUMBER

078489-0133

January 9, 2014

Ms. Pamela Long Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Liquidmetal Technologies, Inc. Registration Statement on Form S-1 Filed December 5, 2013 File No. 333-192675

Dear Ms. Long:

On behalf of Liquidmetal Technologies, Inc. (the “Company”), we are transmitting the following responses to comments #1 and #6 of the Staff’s letter dated December 30, 2013 containing the Staff’s comments regarding the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2013. Due to the subject matter of comment #1 and because of its impact on the filing of an amendment to the Registration Statement, we are limiting this letter to comments #1 and #6 and will respond to the Staff’s other comments on the Registration Statement in a follow-up letter. For your convenience, the full text of comments #1 and #6 is set forth below in italics, and the Company’s response to each comment directly follows the comment text.

1.

Please note that in order to register the shares underlying the 2013 Purchase Agreement at this time, the private placement of those shares must be complete prior to filing the registration statement. This means that the 2013 Selling Stockholders must be irrevocably bound to purchase the shares, and that they cannot have the ability to make further investment decisions, including by exercising termination provisions, or to assign, transfer, renegotiate or amend the terms of the private placement after filing or effectiveness of the registration statement. Sections 8.2 and 10.3 of the 2013 Purchase Agreement and Sections 9 and 10 of the 2013 Registration Rights Agreement contain provisions that suggest that the 2013 Selling Stockholders are not irrevocably bound to purchase the shares and that the private placement may not be complete. See Question 139.17 of our Securities Act C&DIs. Please withdraw your registration statement and renegotiate these provisions before refiling a new registration statement covering shares issuable under the 2013 Purchase Agreement. We have provided you with additional comments on your filing below which you should consider in connection with any new registration statement you file.

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Ms. Pamela Long

January 9, 2014

RESPONSE TO COMMENT #1:

As telephonically communicated to Ms. Haywood on January 6, 2014 and for the reasons detailed below, we believe that the provisions of the 2013 Purchase Agreement (the “Purchase Agreement”) and 2013 Registration Rights Agreement (the “Registration Rights Agreement”) are consistent with the Staff’s guidance regarding when an investor in an equity line transaction is deemed to be irrevocably bound to purchase the subject shares and when the associated private placement is deemed to be completed. In fact, the terms of the Purchase Agreement were specifically crafted in order to comply with the Staff’s guidance in C&DI Questions 139.12 through 139.19 (the “Equity Line Guidance”) and to be responsive and consistent with prior Staff comments and verbal guidance over the past several years on the form of purchase agreement used to craft the Purchase Agreement, which form of purchase agreement has been used in a number of transactions by several equity line investors during that time. Based on the analysis and facts set forth below, we respectfully request that the Staff concur with our view that Sections 8.2 and 10.3 of the Purchase Agreement and Sections 9 and 10 of the Registration Rights Agreement do not grant the 2013 Selling Stockholders (the “Selling Stockholders”) investment discretion or render the subject private offering incomplete under the Equity Line Guidance.

Section 8.2 of the Purchase Agreement

Section 8.2 of the Purchase Agreement establishes the circumstances and events under which the Selling Stockholders may terminate the Purchase Agreement (the “Termination Events”). The occurrence of any of these events is tantamount to the failure of the issuer to deliver the “benefit of the bargain” that the parties agreed upon when they entered into the agreement. These termination provisions are consistent with most equity line agreements and give the Selling Stockholders the right to terminate the Purchase Agreement when certain fundamental events have occurred, such as a material adverse change, an uncured breach of the purchase agreement by the issuer, or issuer transactions that are incompatible with the equity line. In other words, the termination provisions of Section 8.2 merely provide a remedy (as opposed to granting investment discretion) if the Company fundamentally fails to perform under the Purchase Agreement, and such termination provisions do not affect the pricing mechanics or the automatic nature of any put that has already been made.

In applying the Equity Line Guidance to Section 8.2, we note the following:

(i)

Section 8.2 does not give the Selling Stockholders the opportunity to refuse to purchase any shares that are the subject of a valid put by the Company that otherwise complies with the terms of the Purchase Agreement. Even if a Termination Event occurs, Section 8.3 of the Purchase Agreement specifically states that a Selling Stockholder will continue to be obligated to purchase the shares pursuant to a put that was pending at the time the Termination Event occurred. Please see the sentence of Section 8.3 of the Purchase Agreement beginning with “Notwithstanding anything in Agreement to the contrary . . . .”. Under this sentence, a Selling Stockholder would be “irrevocably bound to purchase the securities once the company exercises the put” within the meaning of C&DI Question 139.15. Furthermore, as a result of the terms of Section 8.3, Section 8.2 cannot be characterized as a provision “causing the investor to no longer be irrevocably bound to purchase the securities underlying the put” within the meaning of C&DI Question 139.17.

Ms. Pamela Long

January 9, 2014

(ii)

The Section 8.2 termination provisions are very similar to many other equity line transactions which the Staff has reviewed and in which the subject resale registration statements were declared effective. We respectfully direct the Staff’s attention to the following S-1 registration statements for equity line transactions:

American Petro-Hunter, Inc., Registration No. 333-190287
(declared effective September 4, 2013)

Tauriga Sciences, Inc., Registration No. 333-190035
(declared effective July 31, 2013)

Terra Tech Corp., Registration No. 333-188477
(declared effective September 30, 2013)

GlobalStar, Inc., Registration No. 333-186872
(declared effective August 2, 2013)

Omeros Corporation, Registration No. 333-168730
(declared effective August 27, 2010)

BG Medicine, Inc., Registration 333-188211
(declared effective May 24, 2013)

Advanced Cell Technology, Registration No. 333-184321
(declared effective November 6, 2012)

The purchase agreements in the foregoing equity line transactions are merely a small sampling of transactions that have termination provisions that are very similar (or in some cases virtually identical) in substance to Section 8.2 of the Purchase Agreement. In the above transactions, similar to the Company’s Purchase Agreement, there were non-automatic termination rights tied to certain fundamental events, including material adverse changes and material breaches by the issuer. Based on our research, we are not aware of any other equity line transactions in which the Staff concluded that such customary termination rights based on fundamental events constituted an incomplete offering or the grant of investment discretion to the investors.

Ms. Pamela Long

January 9, 2014

(iii)

In addition to the foregoing, we note that none of the Termination Events listed in Section 8.2 is within the control of the Selling Stockholders. Therefore, the Selling Stockholders cannot do anything within their control that would create the conditions for triggering their termination right. However, even if Section 8.2 were deemed to create discretion on the part of the Selling Stockholders by reason of their ability to make a decision of whether or not to terminate the Purchase Agreement, this is not the sort of investment discretion that the Equity Line Guidance addresses. The relevant Equity Line Guidance speaks to situations that would give an investor the right to dishonor a pending put and does not speak to situations in which an investor has the right to terminate the purchase agreement and no longer be subject to future puts because of the issuer’s failure to meet the “benefit of the bargain” for continuing to have its put right. We note that C&DI Question 139.15 states that “except for conditions outside the investor’s control, the investor must be irrevocably bound to purchase the securities once the company exercises the put” [underlining added for emphasis]. In providing examples of situations in which an investor will not be irrevocably bound, C&DI 139.17 refers to “agreements with termination provisions that have the effect of causing the investor to no longer be irrevocably bound to purchase the securities underlying the put” [underlining added for emphasis]. Both of those C&DI’s speak to situations in which a put has been made and in which the investor would have a right to refuse to honor the put, which is not the case with the Purchase Agreement. The C&DI’s do not speak to the customary termination provisions that equity line agreements have traditionally possessed, so long as those termination provisions do not in any way impact the investor’s obligation to honor a pending put.

(iv)

The fact that the termination provisions of Section 8.2 are not automatic and depend on the Selling Stockholder’s termination decision should not affect the outcome of this issue. First, as described in the preceding paragraph, the decision to exercise a customary termination right when a valid put is not pending is not the sort of investment discretion addressed by the Equity Line Guidance, because they do not impact the put or pricing mechanics in any manner or in any way terminate the investor’s obligation to honor a pending put. Second, the ability of an investor to decide whether to exercise a termination right is a feature of all of the other equity line transactions identified above, as well as numerous other equity line agreements over the past decade. Third, the ability of an investor to determine whether it needs to exercise a termination right is not an investment decision, but rather merely a practical and ordinary right to determine whether the investor needs to exercise a remedy under an agreement. Fourth, several of the termination provisions require, as a practical matter, the investor to make a determination that the Termination Event has in fact occurred. For instance, an affirmative determination must be made that there has in fact been a “Material Adverse Effect” or an uncured breach under the agreement, which cannot, as a practical matter, be automatic. If the provision were written such that termination was automatic in the event of a Material Adverse Effect or an uncured breach, for example, it could lead to future uncertainty as to whether or not the Purchase Agreement remains a valid and binding obligation on the parties in the event that the circumstances giving rise to the termination right are not clear cut. Furthermore, there are provisions in the Purchase Agreement that address certain breaches (e.g., failure to deliver shares upon settlement) and provide financial remedies to the investor (many of which can also be found in other equity line agreements), all of which would be rendered meaningless if the Purchase Agreement were automatically terminated immediately upon an uncured breach.

Ms. Pamela Long

January 9, 2014

(v)

Although we recognize that the list in C&DI Question 139.17 is not intended to be an exclusive list of the types of provisions that could prevent a private offering from being deemed to be “complete,” we note that, in addition to the absence of the type of provision described in the third bullet-point of C&DI Question 139.17, the Purchase Agreement and Registration Rights Agreement also omit the types of provisions described in bullet-points one and two of such C&DI.

Section 10.3 of the Purchase Agreement

Section 10.3 of the Purchase Agreement sets forth the conditions under which the Purchase Agreement can be amended. However, Section 10.3 specifically states, without qualification, that “[n]o provision of this Agreement may be amended by the parties from and after the date that is one Trading Day immediately preceding the initial filing of the Registration Statement with the Commission.” We also note that the ensuing sentence in Section 10.3 makes it clear that the ability to amend the agreement by a mutual writing is “[s]ubject to the immediately preceding sentence”, meaning that such ensuing sentence is subject to the provision prohibiting amendments after the filing of the registration statement. Therefore, we believe that this provision is firmly consistent with the Staff’s guidance prohibiting amendments from and after the filing of a registration statement.

Section 9 of the Registration Rights Agreement

Section 9 of the Registration Rights Agreement states that none of the investors may assign its rights under the agreement other than to an affiliate of the investor. In addition, please note that the last sentence of Section 10.8 of the Purchase Agreement specifically prohibits the Selling Stockholders from making any assignment whatsoever of their rights or obligations under the Purchase Agreement. Therefore, even if the limited right of investors to assign registration rights to affiliates under Section 9 of the Registration Rights Agreement were exercised, such right would have no impact on the prohibition of the assignment of an investor’s purchase obligations under the Purchase Agreement, which is the relevant issue under the Equity Line Guidance. Therefore, Section 9 of the Registration Rights Agreement does not affect the investment decision or the completion of the private placement.

Ms. Pamela Long

January 9, 2014

Section 10 of the Registration Rights Agreement

Section 10 of the Registration Rights Agreement sets forth the conditions under which the provisions of the Registration Rights Agreement can be amended or waived. We note that that first sentence of Section 10 specifically states, without qualification, that “[n]o provision of this Agreement may be amended by the parties from and after the date that is one Trading Day immediately preceding the initial filing of the Registration Statement with the Commission.” We also note that the ensuing sentence in Section 10 makes it clear that the ability to amend the agreement by a mutual writing is “[s]ubject to the immediately preceding sentence”, meaning that such ensuing sentence is subject to the provision prohibiting amendments after the filing of the registration statement. Therefore, we believe that this provision is firmly consistent with the Staff’s guidance prohibiting amendments from and after the filing of a registration statement.

* * *

6.

We note disclosure in the sixth paragraph of these sections that the 2013 Selling Stockholders have agreed that they will not engage in any short sales. However, the scenario you describe in the last sentence of the paragraph, that they will not be prohibited from selling any of the shares they are obligated to purchase under a pending Draw Down notice, describes a short position. Further, the scenario you describe in the eighth paragraph, where the company will reimburse the 2013 Selling Stockholders for shares they purchase on the open market to cover sales they made in anticipation of receiving shares under a Draw Down, also describes a short position. Please revise your disclosures to clarify, if true, that the 2013 Selling Stockholders may only sell shares they have actually acquired under the 2013 Purchase Agreement, and not shares that they still have an obligation to purchase under a pending Draw Down notice. Alternatively, if the 2013 Selling Stockholders will be able to engage in short sales, including during the pricing period, please include a risk factor discussion of this fact and the effects of short selling on the company’s stock price.

RESPONSE TO COMMENT #6:

We do not believe that the scenario described in the sixth or eighth paragraphs of this section (selling shares that a Selling Stockholder is obligated to purchase under a pending draw down or covering a failed put) describes a “short sale” within the meaning of Regulation SHO. Section 242.200(a) of Regulation SHO defines a short sale as “any sale of a security which the seller does not own or any sale consummated by the delivery of a security borrowed by, or for the account of, the seller.” Section 242.200(b)(1) of Regulation SHO states that a person is deemed to own a security if the “person has purchased, or has entered into an unconditional contract, binding on both parties thereto, to purchase it, but has not yet received it.” Therefore, the scenarios described in comment #6 above would not constitute a “short sale” within the meaning of Regulation SHO because, with respect to the shares of common stock that the Selling Stockholders are obligated to purchase under a pending put (i.e., because all of the conditions to such obligation to purchase have been met), the Selling Stockholder has entered into an unconditional contract to purchase such shares, notwithstanding whether the Selling Stockholders have in fact received such shares. Additionally, the scenario in the eighth paragraph (reimbursement for shares purchased on the open market due a delivery failure by the Company) does not involve a short sale because it involves the purchase of shares on the open market to cover a sale, as opposed to the use of borrowed securities to effect the settlement thereof.

Ms. Pamela Long

January 9, 2014

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at (813) 225-4122 or ccreely@foley.com.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely